UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month November 2011
(Commission File No. 001-35193)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.__________.

Grifols, S.A.
TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated November 11, 2011.	2
2.	Relevant Event, dated November 11, 2011, containing the Third Quarter Report, 2011.	12

Sales in USA and Canada exceed 1,000 million euros1
The group’s sales have risen by 8% in constant
currency terms to 1,712.6 million euros1
•	Close to 90% of Grifols sales[1] generated in international markets. The weight of sales in Spain decreased to 10.5%[1]

•	Grifols strengthens the integration with a new operating and commercial structure in USA and Canada

•	The Bioscience division generates over 88%[1] of the group’s income, with positive performance in all divisions

•	Adjusted EBITDA[2] reaches 469.7[1] million euros, 27.4% of sales

•	Net adjusted profit[2] totals 194.8[1] million euros, 11.4% of income

•	Net Financial debt stable at 4.6 times adjusted EBITDA[2] , lower than estimated
Barcelona, November 11, 2011. — (MCE: GRF, MCE: GRF.P and NASDAQ:GRFS) Grifols third company worldwide in the plasma proteins industry, sales revenue rose by 8% during the first nine months of 2011 in constant currency terms (cc) to reach 1,712.6 million euros to September, compared with an equivalent figure of 1,642.8 million euros for the same period of 2010 taking into account the pro-forma1 joint income of Grifols and Talecris. The increased sales volume, confirmed across all divisions, remained the principal driver of growth in the context of an environment with strong pressure on prices and a negative exchange rate effect, in particular euro: dollar rates. In comparable terms, growth would be 4.2% after taking into account the exchange rate effect.
The new pro-forma1 joint results corresponding to the first nine months of 2011 show the anticipated changes to the relative weight of each business area as a proportion of total group income. The sales of the Bioscience division, which currently accounts for 88.6% of Grifols sales revenue, total 1,517.4 million euros, an increase of 7.1% (cc). The sales of the Diagnostic division have grown by 8.7% (cc) to 87.5 million euros and the sales of the Hospital division amount to 70.7 million euros, 8.4% (cc) higher. As anticipated, both divisions have reduced their weight to 5.1% and 4.1% respectively as a result of the integration.
The geographic distribution of income has also changed since the acquisition, although all the main regions where the company operates through its own commercial subsidiaries in 24 countries and through distribution agreements have seen growth.

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

The United States and Canada recorded an increase of 8.2% (cc), with sales revenue exceeding 1,000 million euros. As part of the integration process, a global operating framework has already been established, making it possible to centralize and promote the sales of plasma products in the United States market. To achieve this goal, Grifols has established separate, mixed commercial units (bringing together marketing and sales) for each of its main plasma products: IVIG (intravenous immunoglobulin), albumin, clotting factors (factor VIII, factor IX, anti-thrombin), and alpha1-antitrypsin. This new operating structure is enabling the group to rapidly reposition itself in the United States and Canada as a leader in the sector among professionals working in the health and hospital sector, patients’ associations, and with general purchasing organizations (GPOs).
In Europe sales have continued to rise, increasing by 3.2% (cc) to generate 447.4 million euros to September 2011. In line with forecasts, the group has strengthened its commercial presence in Germany, where the company expects to continue to gain market share after the integration process has been completed.
Income in other geographic regions has also continued to rise. Joint sales in areas such as Latin America, Asia-Pacific and Australia, among others, stood at 236.3 million euros, gradually growing in importance to show an average increase of 9.6% (cc).
The sales performance in Spain has remained at similar levels to those recorded for the same period of the previous year, despite the restrictions on public health expenditure.
However, nearly 90% of Grifols’ activity1 now occurs outside of Spain. The United States accounts for 59.1% of income, Europe represents 26.1%, and other geographic regions generate 13.8% of sales revenue. Taking into account sales3 for the four months period of joint activity, the relative weight of the Spanish market between January and September 2011 fell already to 14.8% compared to 23.2% for the same period of 2010.
Sales performance: Reported results to September 20113
Grifols’ sales revenue during the first nine months of 2011, including Talecris sales from June to September (4 months)3, was 1,205.5 million euros. This represents growth of 72.3% (cc) in relation to Grifols’ turnover for the same period of 2010, which was 738.8 million euros. Taking into account the exchange rate effect, growth would be 63.2%.
During the first nine months of the year, and with four months of joint activity, the sales of the Bioscience division grew to 1,017.3 million euros, representing 84.4% of total sales revenue, while Diagnostic and Hospital reduced as expected their share of global income to 7.3% and 5.9%, respectively due to the integration.
Taking into account the geographical complementarity of the markets, including Talecris sales from June to September, Grifols achieved particularly impressive growth in the

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

United States and Canada. From January to June 2011 sales rose to reach 596.5 million euros3, a 49.5% of total revenues. In Europe, sales grew to 385.4 million euros, while in other geographic areas income exceeded 206.5 million euros.
Margins and profits
During the first nine months of 2011, Grifols’ pro-forma results1 show how adjusted2 EBITDA1 remained stable at 469.7 million euros, representing 27.4% of sales, while net adjusted2 profit1 stood at 194.8 million euros or 11.4% of pro-forma sales1.
Grifols’ adjusted2 EBITDA from January to September 2011, including 4 months of Talecris3, totaled 315.9 million euros, a figure which represents 26.2% of sales income and an increase of 49% with respect to the same period of 2010. Net adjusted2 profit3 rose by 7.6% to reach 111.7 million euros, a 9.3% over sales. Taking into account the transaction costs associated with the acquisition of Talecris, the gross operating result would be 243.2 million euros3, a figure which represents 20.2% of sales, while net profit3 would be 43.8 million euros equivalent to 3.6% over sales.
In general terms, Grifols’ margins have been affected by the negligible contribution of prices to income growth, higher cost of raw material, and the effect of health reforms in Germany and Spain not fully discounted in the comparable values for the same period of 2010.
The range of initiatives implemented in the context of the integration process which is currently under way are not yet reflected in the group’s results. Some of these, such as the management integration of the group’s plasma collection centers in the United States and other operational improvements in production, such as FDA approval to use an intermediate product (Fraction II+III) of the Los Angeles plant in the production of IVIG at the Clayton plant (Gamunex®), will make a positive contribution towards efficiency and margins in the medium term.
The results clearly show Grifols’ commitment towards research, with over 5% of sales1 committed to R&D in the period. It is worth highlighting the clinical trials using Plasmin, a new hemoderivative, in cases of acute arterial peripheral occlusion and the on going medical studies for the utilization of Fibrin Sealant in several types of surgery. The production plant in Spain to purify this biological glue is already finished and currently under validation.

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

Pro-forma results1 — Grifols 9 months

(in millions of euros)	9M2011	9M2010	% VAR.	% VAR. CC
SALES	1,712.6	1,642.8	4.2%	8.0%
Bioscience	1,517.4	1,472.6	3.0%	7.1%
Diagnostic	87.5	65.3	8.0%	8.7%
Hospital	70.7	81.0	8.4%	8.4%
Raw Materials & Others	37.0	23.9	54.4%	63.7%
ADJUSTED[2] EBITDA	469.7	469.1	0.1%
% of sales	27.4%	28.6%
NET ADJUSTED[2] PROFIT	194.8	234.0	-16.7%
% of sales	11.4%	14.2%
Reported results3— Grifols 9 month

(In millions of euros)	9M2011	9M2010	% VAR.	% VAR. CC
SALES	1,205.5	738.8	63.2%	72.3%
Bioscience	1,017.3	578.75	75.8%	86.9%
Diagnostic	87.5	65.3	8.0%	8.7%
Hospital	70.7	81.0	8.4%	8.4%
Raw Materials & Others	30.0	13.7	118.0%	135.1%
EBITDA	243.2	202.3	20.2%
% of sales	20.2%	27.4%
ADJUSTED[2] EBITDA	315.9	212.1	49.0%
% of sales	26.2%	28.7%
NET PROFIT	43.8	97.0	-54.8%
% of sales	3.6%	13.1%
NET ADJUSTED[2] PROFIT	111,7	103,8	7,6%
% of sales	9,3%	14,1%
Goodwill variation
Total consolidated assets to September amounted to 5,486.7 million euros, compared to 5,344.2 million euros reported in June 2011.
These differences are due, primarily, to the fair value adjustments of assets and foreign exchange impact, which have translated into a net increase in intangible fixed assets of approximately 300 million euros, to 2,767.8 million euros. Under this heading, it is important to note the reduction in the goodwill valuation, which is down to 1,862.5 million euros as a result of the allocation of the purchase price to different assets and liabilities. At the same time, the valuation of intangible assets, subject to amortization, has risen to 905.3 million euros, although it is important to note these values remain provisional.
The management of working capital to September 2011, both in accounts due and in inventory, has also improved. Inventory levels remained stable at 997 million euros

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

and stock turnover stands now approximately at 300 days. This trend was already under way in the first quarter of the year and with the acquisition of Talecris, will continue progressively, although the improvement would have been greater had it not been for the impact of the dollar:euro exchange rate.
Investment plan (CAPEX) for the period 2012—2015.
United States will receive 75% of Grifols investments: around 723 million dollars
In the period to September 2011 Grifols continued its investment plan (CAPEX) to expand and improve its production facilities. After the end of the third quarter, the company announced details of the investment plan to 2015, worth approximately 964 million dollars (700 million euros). 84% of these resources will go to the Bioscience division, while around 5% will go to the Diagnostic and Hospital divisions.
Grifols’ main objective is to gradually expand the capacity of its manufacturing facilities in Spain and the United States, increasing in a balanced manner both the group’s plasma fractionation facilities and the protein purification capacity which underpins production of plasma products. Part of the investment will also be allocated to the opening, expansion and relocation of plasma donor centers, and to improving testing laboratories and logistics centers.
For 2016, the group forecasts that its plasma fractionation capacity will be 12.3 million liters/year, while its purification facilities for IVIG, one of the main plasma proteins, will allow it to obtain a maximum of 48.5 million grams per year, which will be sold under the brands Flebogamma DIF® and Gamunex®, almost doubling the current capacity. The investment plan also includes the expansion of facilities for the purification of albumin, plasmin and other plasma products.
During the third quarter and as part of the CAPEX program, Grifols started the construction of a new fractionation plant in Parets del Valles, Spain, with capacity for 1 million liters expandable to 2 million.
The implementation of this investment plan will enable the group to generate savings worth over 280 million dollars until 2015 compared to the plans of each company on a standalone basis.
Keeping net financial debt below estimates
Grifols’ net financial debt as at September 2011 stood at 2,761.6 million euros, slightly higher than the figure of 2,595.3 million euros reported in June 2011 as a consequence of the negative impact of the euro:dollar exchange rate. However, the ratio of 4.6 times adjusted2 EBITDA means it remains below the group’s forecast ratio of 5 times.

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

The predicted increase in short-term cash flows has enabled the company to keep its leverage. Specifically, on July 1, 2011, Grifols repurchased Talecris bonds to a total value of 430 million euros, leading to a decline in the group’s cash positions, which stood at 162.6 million euros in September 2011. Grifols has sufficient resources to meet its working capital requirements, however it anticipates that greater exposure to countries with shorter payment terms as a result of the planned geographical redistribution of sales will translate into reduced funding requirements and an improvement in working capital, among others.
At the same time, and despite currency impacts, Grifols estimates that the net financial debt ratio will fall to 3.5 times EBITDA in the next two years and will return to the debt levels prior to the acquisition once all the synergies have been obtained.
It is worth mentioning a 342 million euro increase in the deferred tax liability balance which now stands at 482.9 million euros. This relates to the fiscal impact of allocating the purchase price among the different assets and liabilities.
Net equity
The purchase of Talecris saw a significant increase in the group’s net equity, as a result of the issue of new Grifols non-voting shares (Class B) to meet the non-cash part of the payment. At September 2011, Grifols’ net equity was 1,598.6 million euros that compared to the figure of 1,513.6 million euros reported as at June 2011 meant an increase of 85 million euros.
In the third quarter of 2011 Grifols also purchased 51% of Australian-Swiss company Lateral-Medion for 9.5 million euros, making Grifols its sole owner. In 2009, Grifols acquired 49% of the capital of Lateral-Medion for 25 million euros, although it controlled 100% of the voting rights.
To September 2011, Grifols’ share capital amounted to 114.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 83,811,688 non-voting shares (Class B).
After the end of the quarter, the group announced the possibility of increasing its capital through the issue of 29,687,658 new Class B shares which, fully paid-up and charged to voluntary reserves, will be used to remunerate shareholders. These will receive free of charge 1 new Class B Grifols share for every 10 old shares regardless of whether they are Class A or Class B. Holders of Class A or Class B shares will receive Class B shares ( GRF.P) listed in the Spanish Stock Exchange, while holders of ADR’s will receive securities listed in NASDAQ ( GRFS).
The proposal will be submitted for the approval of shareholders at the Extraordinary General Meeting scheduled for December 2, 2011. If the capital increase is approved, Grifols’ share capital will be 117.9 million euros, represented by 213,064,899 ordinary shares (Class A) and 113,499,346 non-voting shares (Class B).

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

Analysis by business area: Positive performance in all divisions
The operating results achieved by the group1 reflect the positive performance of all divisions, and confirm Grifols’ leadership in the plasma products sector as the world’s third-largest company by sales volume. The integration plan will generate synergies by optimizing costs and improving efficiency at every stage of the production process. Grifols consolidates future growth by sustaining the company’s internationalization, R&D, and investment as the strategic basis of its management strategy.
Bioscience division: 88% of income1
Bioscience income, which includes pro-forma joint sales1 for Grifols and Talecris from January to September 2011, totaled 1,517.4 million euros, an increase of 3% compared to the same period of 2010 and representing growth of 7.1% at constant exchange rate (cc). This business area has therefore sustained the upward trend recorded in preceding quarters, although the main engine of growth has been the increase in sales volume of plasma products, with the price factor and the euro:dollar exchange rate both having a negative impact. By product, the major contribution came from sales of intravenous immunoglobulin (IVIG) and alpha1-antitrypsin, a major plasma product for the group following the purchase of Talecris, with sales of other plasma proteins stable.
Including joint sales from June to September 20113, revenues increased by 75.8% to 1,017.3 million euros, representing 84.4% of total group sales.
A major feature of the quarter has been the reorganization of the operating and commercial structure in the United States. While the portfolio of plasma-derived protein therapies expanded with the inclusion of Talecris products, the reorganization of the sales force into specific commercial units for each of the main plasma products is contributing to the rapid consolidation of Grifols as a new leader in the sector among health and hospital professionals and patient associations.
With respect to the plasma collection centers, which are the source of the group’s raw material, the new structure will deliver cost efficiencies. Grifols’ 147 donors centers, organized into 8 divisions (18 centers per area), will function as independent business areas from an operational perspective, while a single corporate structure will be established to provide global support and management. The aim is to minimize structural costs, and to diversify risk to ensure plasma supply at all times in the face of possible events of force majeure, to optimize costs relating to the logistics and distribution of raw material, to standardize high efficiency levels in plasma collection, to reduce reliance on third party services (such as testing), and to control inventory levels, among others.
In the third quarter Grifols obtained FDA approval to use an intermediate product, Fraction II+III from the Los Angeles plant, in the production of Gamunex® IVIG at the Clayton plant. This approval will allow higher yielding production to be increased, which over the medium term will led to improved margins and greater efficiency in the use of raw materials.

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

Diagnostic division: 5.1% of sales1
Diagnostic increased its sales revenue by 8% to 87.5 million euros, with across-the-board increases in its main business areas. This division has a high degree of internationalization, and enjoys a wide range of possible routes to growth.
A major example of this is provided by the agreement reached with Japanese company Kainos, which will distribute Grifols’ transfusional diagnostics equipment in Japan, including reagent and automatic instrumentation to determine blood types and perform donor—patient compatibility studies. In particular, Kainos will market WaDiana® and Erytra® instrumentation for the automatic processing of DG Gel® blood typing cards using gel agglutination technology, together with other associated reagents which will complement the activities of Kainos in the field of transfusion medicine. This agreement will strengthen the Diagnostic division in the Japanese market, where the procedure for blood typing has recently been standardized.
Another major development was the purchase by Grifols of 51% of the Australian-Swiss company Lateral-Medion for 9.5 million euros, making Grifols the company’s sole owner.
Hospital division: 4.1% of turnover1
The income of the Hospital division rose by 8.4% to September 2011, reaching 70.7 million euros. International growth and the strategy of geographical diversification through agreements have been the principle drivers of growth in an environment characterized by strong budgetary restrictions on public health expenditure.
Within the exclusive distribution agreement for Spain with Health Robotics, it is worth noting the completion of the process of automating the pharmacy service of Vall d’Hebron University Hospital in Barcelona with the implementation of a Robot I.V. Station®. This project consolidates the leadership position of Grifols’ Hospital division as a provider of automation services of this sort, which reduce the risk of medication errors and help avoid potential cross-contamination between different drug types, and prevent potential hospital infections.
Raw Materials & Others: 2.2% of turnover1
Revenues in the Raw Materials & Others division totaled 36.9 million euros. The increase is explained by the allocation to the division of income relating to the agreements with Kedrion and of royalties previously included within Bioscience.

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

Key events at Grifols during third quarter of 2011
Rating agencies confirm credit rating of Grifols corporate debt
Moody’s and Standard and Poor’s confirm Grifols’ corporate rating at B1/BB-respectively and assign a rating of Ba3/BB to senior secured debt and B3/B to the group’s unsecured debt.
Grifols reorganizes its Audit Committee and its Appointments and Remuneration Committee
The Audit Committee members are directors’ Luís Isasi, Steven F. Mayer and W. Brett Ingersoll, with Tomás Dagá as secretary. The Appointments and Remuneration Commission is made up of Edgar D. Jannotta, Víctor Grifols and Anna Veiga, with Raimon Grifols filling the position of secretary.
First step towards realizing operating synergies: Grifols obtains FDA approval to use intermediate product in the production of Gamunex®
In the third quarter of 2011 Grifols obtained FDA approval to use an intermediate product, Fraction II+III from the Los Angeles plant, in the purification of IVIG at the Clayton plant, Gamunex®. This approval is a significant step in achieving the operating synergies the group seeks relating to costs reduction, by increasing the yield per liter of plasma over the medium term.
Ongoing commitment to Human Resources
In September 2011 Grifols’ average workforce consisted of 11,225 members of staff, an increase of 88% compared to the end of 2010 as a result of the acquisition of Talecris. 74% of employees are located in North America, while 24% are based in Europe.
Grifols holds its annual meeting with investors and analysts in Barcelona
Following the end of the third quarter, Grifols held its annual meeting with analysts and investors. Over 80 experts and professionals interested in finding out about the company’s progress attended the event, hosted by the President, Víctor Grifols and the company’s senior management.
Grifols receives Institut d’Estudis Financers (IEF) prize for Financial Excellence 2011 in
Corporate Communication
Grifols has been awarded the 2011 price for Financial Excellence in Corporate Communication by the Institut de Estudis Financers (IEF). The members of the press jury, consisting of journalists specializing in financial information, recognize Grifols’ communication policy, which is based on transparency, quality, and a commitment to both the market and a general audience
The Autonomous University of Barcelona and the Germans Tries i Pujol Institute license a gene therapy patent to Grifols
The therapy involves inserting a copy of a functional gene into the cells of patients who lack the gene or have a defective copy. This raises a wide range of therapeutic

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

possibilities. The license will allow Grifols to develop a new specific, versatile, safe gene therapy method.
Grifols joins the Alliance for Research and Innovation in Health (ALINNSA) led by the Spanish Ministry for Science and Innovation, through the Carlos III Institute of Health.
This alliance to promote R&D+i in the health sector brings together the leading representatives of the Spanish biomedical sector, including institutions, public research centers, companies and business organizations. It will help to define a national strategy for biomedical research and innovation, and will promote international visibility.
About Grifols
Grifols, with presence in more than 90 countries, is a global pharmaceutical company specializing in the Hemotherapy sector, the medical discipline that treats disease using blood components. The company’s class A shares have been listed on the Spanish Stock Exchange (MCE: GRF) since 2006 and have been part of the Ibex-35 since 2008. In 2011, the company listed non-voting class B shares on the Mercado Continuo (MCE: GRF.P) and in NASDAQ-United States via ADRs (NASDAQ: GRFS).
Grifols is the third company worldwide in plasma protein therapies, in terms of capacity after the recent purchase of Talecris, with a balanced and diversified range of products. In upcoming years, the company will strengthen its leadership in the industry as a vertically integrated company, as a result of on-going investment plans. Grifols is the world leader in plasma collection with 147 plasma donor centres in the United States to ensure a continued and reliable supply of human plasma for the production of plasma therapies. In terms of production capacity (fractionation), Grifols owns and operates several plants in Spain and the United States that allow it to respond to the growing market demand. Grifols’ sustained growth will be supported by a strong presence in the United States, Canada and Europe, where upcoming sales are expected to represent 53%, 7% and 26%, respectively.
DISCLAIMER
The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.
This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

[1]	Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies.

[2]	Excluding costs associated to the acquisition of Talecris and non-recurring costs

[3]	The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June—September 2011).

third quarter report 2011

2 third quarter report 2011 DISCLAIMER The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

3 third quarter report 2011 The Bioscience division generates over 88%1 of the group’s income Close to 90% of Grifols sales1 generated in international markets. The weight of sales in Spain decreased to 10.5x%1 Sales in USA and Canada exceed 1,000 million euros1 Income in Europe and Spain remains stable Grifols strengthens THE integration with A new operating and commercial structure in USA and Canada Achieving synergies: Grifols obtains FDA approval to use intermediate product (Fraction II+II) of Los Angeles plant in THE production of Gamunex® IVIG All divisions deliver growth in sales volume Sales grow 8% in constant currency terms. Euro-dollar exchange rate affects Grifols results Net Financial debt stable at 4.6 times adjusted EBITDA2, lower than estimated Grifols average workforce exceeds 11,200 employees 1. Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies. 2. Excluding costs associated to the acquisition of Talecris and non-recurring costs 3. The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June-September 2011).

GRIFOLS

THIRD QUARTER 2011 RESULTS

The group's sales have risen by 8% in constant currency terms to 1,712.6 million euros[1]

Adjusted EBITDA[2] reaches 469.71 million euros, 27.4% of sales

Net adjusted profit[2] totals 194.81 million euros, 11.4% of income

PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST 9 MONTHS OF 2011

SALES PERFORMANCE: PRO-FORMA RESULTS[1]

Grifols sales revenue rose by 8% during the first nine months of 2011 in constant currency terms (cc) to reach 1,712.6 million euros to September, compared with an equivalent figure of 1,642.8 million euros for the same period of 2010 taking into account the pro-forma[1] joint income of Grifols and Talecris. The increased sales volume, confirmed across all divisions, remained the principal driver of growth in the context of an environment with strong pressure on prices and a negative exchange rate effect, in particular euro: dollar rates. In comparable terms, growth would be 4.2% after taking into account the exchange rate impact.

The new pro-forma[1] joint results corresponding to the first nine months of 2011 show the anticipated changes to the relative weight of each business area as a proportion of total group income. The sales of the Bioscience division, which currently accounts for 88.6% of Grifols sales revenue, total 1,517.4 million euros, an increase of 7.1% (cc). The sales of the Diagnostic division have grown by 8.7% (cc) to 87.5 million euros and the sales of the Hospital division amount to 70.7 million euros, 8.4% (cc) higher. As anticipated, both divisions have reduced their weight to 5.1% and 4.1% respectively as a result of the integration.

SALES BY DIVISION PROFORMA[1]

IN THOUSANDS OF EUROS	9M2011	% sales	9M2010	% sales	% Var.	% Var. CC*
BIOSCIENCE	1,517,388	*88.6*	1,472,603	*89.6*	*3.0*	*7.1*
HOSPITAL	70,743	*4.1*	65,284	*4.0*	*8.4*	*8.4*
DIAGNOSTIC	87,480	*5.1*	81,001	*4.9*	*8.0*	*8.7*
RAW MATERIALS AND OTHERS	36,969	*2.2*	23,940	*1.5*	*54.4*	*63.7*
TOTAL	**1,712,580**	***100.0***	**1,642,828**	***100.0***	***4.2***	***8.0***

* Constant Currency (cc) Excludes de impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

THIRD QUARTER REPORT 2011

4

GRIFOLS

The geographic distribution of income has also changed since the acquisition, although all the main regions where the company operates through its own commercial subsidiaries in 24 countries and through distribution agreements have seen growth.

The United States and Canada recorded an increase of 8.2% (cc), with sales revenue exceeding 1,000 million euros. As part of the integration process, a global operating framework has already been established, making it possible to centralize and promote the sales of plasma products in the United States market. To achieve this goal, Grifols has established separate, mixed commercial units (bringing together marketing and sales) for each of its main plasma products: IVIG (intravenous immunoglobulin), clotting factors (factor VIII – factor IX, anti-thrombin) and alpha1-antitrypsin.

This new operating structure is enabling the group to rapidly reposition itself in the United States and Canada as a leader in the sector among professionals working in the health and hospital sector, patients' associations, and with general purchasing organizations (GPOs).

In Europe sales have continued to rise, increasing by 3.2% (cc) to generate 447.4 million euros to September 2011. In line with forecasts, the group has strengthened its commercial presence in Germany, where the company hopes to continue to gain market share after the integration process has been completed.

Income in other geographic regions has also continued to rise. Joint sales in areas such as Latin America, Asia-Pacific and Australia, among others, stood at 236.3 million euros, gradually growing in importance to show an average increase of 9.6% (cc).

The sales performance in Spain has remained at similar levels to those recorded for the same period of the previous year, despite the restrictions on public health expenditure.

However, nearly 90% of Grifols' activity[1] now occurs outside of Spain. The United States accounts for 59.1% of income, Europe represents 26.1%, and other geographic regions generate 13.8% of sales revenue. Taking into account sales[1] for the four months period of joint activity, the relative weight of the Spanish market between January and September 2011 fell already to 14.8% compared to 23.2% for the same period of 2010.

SUMMARY OF SALES BY REGION PROFORMA[1]

IN THOUSANDS OF EUROS	9M2011	% sales	9M2010	% sales	% Var	% Var. CC[2]
EU	447,360	*26.1*	432,954	*26.4*	*3.3*	*3.2*
US + CANADA	1,011,724	*59.1*	986,757	*60.0*	*2.5*	*8.2*
R.O.W.	236,342	*13.8*	219,715	*13.4*	*7.6*	*9.6*
SUBTOTAL	**1,695,426**	***99.0***	**1,639,426**	***99.8***	***3.4***	***7.1***
RAW MATERIALS	17,154	*1.0*	3,402	*0.2*	*404.2*	*460.2*
TOTAL	**1,712,580**	***100.0***	**1,642,828**	***100.0***	***4.2***	***8.0***

* Constant Currency (cc) Excludes de impact of exchange rate movements
Raw Materials includes income derived from the agreements with Kedrion

THIRD QUARTER REPORT
2011

5

GRIFOLS

SALES PERFORMANCE: REPORTED RESULTS TO SEPTEMBER 2011[3]

Grifols' sales revenue during the first nine months of 2011, including Talecris sales from June to September (4 months)[3], was 1,205.5 million euros. This represents growth of 72.3% (cc) in relation to Grifols' turnover for the same period of 2010, which was 738.8 million euros. Taking into account the exchange rate effect, growth would be 63.2%.

During the first nine months of the year, and with four months of joint activity, the sales of the Bioscience division grew to 1,017.3 million euros, representing 84.4% of total sales revenue, while Diagnostic and Hospital reduced as expected their share of global income to 7.3% and 5.9%, respectively due to the integration.

Taking into account the geographical complementarity of the markets, including Talecris sales from June to September, Grifols achieved particularly impressive growth in the United States and Canada. From January to June 2011 sales rose to reach 596.5 million euros[3], a 49.5% of total revenues. In Europe, sales grew to 385.4 million euros, while in other geographic areas income exceeded 206.5 million euros.

SUMMARY OF SALES BY REGION[3]

IN THOUSANDS OF EUROS	9M2011	% sales	9M2010	% sales	% Var	% Var. CC*
EU	385,376	32.0	323,167	43.7	19.2	19.3
US + CANADA	596,492	49.5	251,630	34.1	137.1	161.1
R.O.W.	206,518	17.1	160,624	21.7	28.6	31.4
SUBTOTAL	**1,188,386**	**98.6**	**735,421**	**99.5**	**61.6**	**70.5**
RAW MATERIALS	17,154	1.4	3,402	0.5	404.2	460.2
TOTAL	**1,205,540**	**100.0**	**738,823**	**100.0**	**63.2**	**72.3**

* Constant Currency (cc) Excludes de impact of exchange rate movements
Raw Materials includes income derived from the agreements with Kedrion

SALES BY DIVISION[3]

IN THOUSANDS OF EUROS	9M2011	% ventas	9M2010	% ventas	% Var.	% Var. CC*
BIOSCIENCE	1,017,281	84.4	578,756	78.3	75.8	86.9
HOSPITAL	70,743	5.9	65,285	8.8	8.4	8.4
DIAGNOSTIC	87,480	7.3	81,001	11.0	8.0	8.7
RAW MATERIALS AND OTHERS	30,036	2.4	13,781	1.9	118.0	135.1
TOTAL	**1,205,540**	**100.0**	**738,823**	**100.0**	**63.2**	**72.3**

* Constant Currency (cc) Excludes de impact of exchange rate movements
Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

THIRD QUARTER REPORT
2011
6

7 third quarter report 2011 Margins and profits During the first nine months of 2011, Grifols’ pro-forma results1 show how adjusted2 EBITDA1 remained stable at 469.7 million euros, representing 27.4% of sales, while net adjusted2 profit1 stood at 194.8 million euros or 11.4% of pro-forma sales1. Grifols’ adjusted2 EBITDA from January to September 2011, including 4 months of Talecris3, totaled 315.9 million euros, a figure which represents 26.2% of sales income and an increase of 49% with respect to the same period of 2010. Net adjusted2 profit3 rose by 7.6% to reach 111.7 million euros, a 9.3% over sales. Taking into account the transaction costs associated with the acquisition of Talecris, the gross operating result would be 243.2 million euros3, a figure which represents 20.2% of sales, while net profit3 would be 43.8 million euros equivalent to 3.6% over sales. In general terms, Grifols’ margins have been affected by the negligible contribution of prices to income growth, higher cost of raw material, and the effect of health reforms in Germany and Spain not fully discounted in the comparable values for the same period of 2010. The range of initiatives implemented in the context of the integration process which is currently under way are not yet reflected in the group’s results. Some of these, such as the management integration of the group’s plasma collection centers in the United States and other operational improvements in production, such as FDA approval to use an intermediate product (Fraction II+III) of the Los Angeles plant in the production of IVIG at the Clayton plant (Gamunex®), will make a positive contribution towards efficiency and margins in the medium term. The results clearly show Grifols’ commitment towards research, with over 5% of sales1 committed to R&D in the period. It is worth highlighting the clinical trials using Plasmin, a new hemoderivative, in cases of acute arterial peripheral occlusion and the on going medical studies for the utilization of the Fibrin Sealant in several types of surgery. The production plant in Spain to purify this biological glue is already finished and currently under validation.

8 third quarter report 2011 IN THOUSANDS OF EUROS 9M2011 9M2010 % var. sales 1,712.6 1,642.8 4.2 adjusted2 eBITDA 469.7 469.1 0.1 % on saleS 27.4 28.6 adjusted2 NE T prOfit 194.8 234.0 -16.7 % on saleS 11.4 14.2 IN THOUSANDS OF EUROS 9M2011 9M2010 % var. EBITDA 243.2 202.3 20.2 % on saleS 20.2 27.4 adjusted2 eBITDA 315.9 212.1 49.0 % on saleS 26.2 28.7 NE T prOfit 43.8 97.0 -54.8 % on saleS 3.6 13.1 adjusted2 NE T prOfit 111.7 103.8 7.6 % on saleS 9.3 14.1 Pro-forma results1 — Grifols 9 months Reported results3 — Grifols 9 month

9 third quarter report 2011 Key profit and loss indicators to September 2011 Goodwill variation Total consolidated assets to September amounted to 5,486.7 million euros, compared to 5,344.2 million euros reported in June 2011. These differences are due, primarily, to the fair value adjustments of assets and foreign exchange impact, which have translated into a net increase in intangible fixed assets of approximately 300 million euros, to 2,767.8 million euros. Under this heading, it is important to note the reduction in the goodwill valuation, which is down to 1,862.5 million euros as a result of the allocation of the purchase price to different asset and liability classes. At the same time, the valuation of intangible assets, subject to amortization, has risen to 905.3 million euros, although it is important to note these values remain provisional. The management of working capital to September 2011, both in accounts due and in inventory, has also improved. Inventory levels remained stable at 997 million euros and stock turnover stands now approximately at 300 days. This trend was already under way in the first quarter of the year and with the acquisition of Talecris, will continue progressively, although the improvement would have been greater had it not been for the impact of the dollar:euro exchange rate. investment plan (CAPEX) for the period 2012-2015. United States will receive 75% of Grifols investments: around 723 million dollars In the period to September 2011 Grifols continued its investment plan (CAPEX) to expand and improve its production facilities. After the end of the third quarter, the company announced details of the investment plan to 2015, worth approximately 964 million dollars (700 million euros). 84% of these resources will go to the Bioscience division, while around 5% will go to the Diagnostic and Hospital divisions. Grifols’ main objective is to gradually expand the capacity of its manufacturing facilities in Spain and the United States, increasing in a balanced manner both the group’s plasma fractionation facilities and the protein purification capacity which underpins production of plasma products. Part of the investment will also be allocated to the opening, expansion and relocation of plasma donor centers, and to improving testing laboratories and logistics centers.

10 third quarter report 2011 For 2016, the group forecasts that its plasma fractionation capacity will be 12.3 million liters/year, while its purification facilities for IVIG, one of the main plasma proteins, will allow it to obtain a maximum of 48.5 million grams per year, which will be sold under the brands Flebogamma DIF® and Gamunex® almost doubling the current capacity. The investment plan also includes the expansion of facilities for the purification of albumin, plasmin and other plasma products. During the third quarter and as part of the CAPEX program, Grifols started the construction of a new fractionation plant in Parets del Vallès, Spain, with capacity for 1 million liters expandable to 2 million. The implementation of this investment plan will enable the group to generate savings worth over 280 million dollars until 2015, compared to the plans before the acquisition of each company on a standalone basis. Keeping net financial debt below estimates Grifols’ net financial debt as at September 2011 stood at 2,761.6 million euros, slightly higher than the figure of 2,595.3 million euros reported in June 2011 as a consequence of the negative impact of the euro:dollar exchange rate. However, the ratio of 4.6 times adjusted2 EBITDA means it remains below the group’s forecast ratio of 5 times . The predicted increase in short-term cash flows has enabled the company to keep its leverage. Specifically, on July 1, 2011, Grifols repurchased Talecris bonds to a total value of 430 million euros, leading to a decline in the group’s cash positions, which stood at 162.6 million euros in September 2011. Grifols has sufficient resources to meet its working capital requirements, however it anticipates that greater exposure to countries with shorter payment terms as a result of the planned geographical redistribution of sales will translate into reduced funding requirements and an improvement in working capital, among others. At the same time, and despite currency impacts, Grifols estimates that the net financial debt ratio will fall to 3.5 times EBITDA in the next two years and will return to the debt levels prior to the acquisition once all the synergies have been obtained. It is worth mentioning a 342 million euro increase in the deferred tax liability balance which now stands at 482.9 million euros. This relates to the fiscal impact of allocating the purchase price among the different assets and liabilities.

11 third quarter report 2011 Net equity The purchase of Talecris saw a significant increase in the group’s net equity, as a result of the issue of new Grifols non-voting shares (Class B) to meet the non-cash part of the payment. At September 2011, Grifols’ net equity was 1,598.6 million euros, that compared to the figure of 1,513.6 million euros reported as at June 2011, meant an increase of 85 million euros. In the third quarter of 2011 Grifols also purchased 51% of Australian-Swiss company Lateral-Medion for 9.5 million euros, making Grifols its sole owner. In 2009, Grifols acquired 49% of the capital of Lateral-Medion for 25 million euros, although it controlled 100% of the voting rights. To September 2011, Grifols’ share capital amounted to 114.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 83,811,688 non-voting shares (Class B). After the end of the quarter, the group announced the possibility of increasing its capital through the issue of 29,687,658 new Class B shares which, fully paid-up and charged to voluntary reserves, will be used to remunerate shareholders. These will receive free of charge 1 new Class B Grifols share for every 10 old shares regardless of whether they are Class A or Class B. Holders of Class A or Class B shares will receive Class B shares ( GRF.P) listed in the Spanish Stock Exchange, while holders of ADR’s will receive securities listed in NASDAQ ( GRFS) The proposal will be submitted for the approval of shareholders at the Extraordinary General Meeting scheduled for December 2, 2011. If the capital increase is approved, Grifols’ share capital will be 117.9 million euros, represented by 213,064,899 ordinary shares (Class A) and 113,499,346 non-voting shares (Class B).

12 third quarter report 2011 Analysis by business area: Positive performance in all divisions The operating results achieved by the group1 reflect the positive performance of all divisions, and confirm Grifols’ leadership in the plasma products sector as the world’s third-largest company by sales volume. The integration plan will generate synergies by optimizing costs and improving efficiency at every stage of the production process. Grifols consolidates future growth by sustaining the company’s internationalization, R&D, and investment as the strategic basis of its management strategy. Bioscience division: 88% of income1 Bioscience income, which includes pro-forma joint sales1 for Grifols and Talecris from January to September 2011, totaled 1,517.4 million euros, an increase of 3% compared to the same period of 2010 and representing growth of 7.1% at constant exchange rate (cc). This business area has therefore sustained the upward trend recorded in preceding quarters, although the main engine of growth has been the increase in sales volume of plasma products, with the price factor and the euro:dollar exchange rate both having a negative impact. By product, the major contribution came from sales of intravenous immunoglobulin (IVIG) and alpha1- antitrypsin, a major plasma product for the group following the purchase of Talecris, with sales of other plasma proteins stable. Including joint sales from June to September 20113, revenues increased by 75.8% to 1,017.3 million euros, representing 84.4% of total group sales. A major feature of the quarter has been the reorganization of the operating and commercial structure in the United States. While the portfolio of hemoderivatives expanded with the inclusion of Talecris products, the reorganization of the sales force into specific commercial units for each of the main plasma products is contributing to the rapid consolidation of Grifols as a new leader in the sector among health and hospital professionals and patient associations. With respect to the plasma collection centers, which are the source of the group’s raw material, the new structure will deliver cost efficiencies. Grifols’ 147 plasmapheresis centers, organized into 8 divisions (18 centers per area), will function as independent business areas from an operational perspective, while a single corporate structure will be established to provide global support and management. The aim is to minimize structural costs, and to diversify risk to ensure plasma supply at all times in the face of possible events of force majeure, to optimize costs relating to the logistics and distribution of raw material, to standardize high efficiency levels in plasma collection, to reduce reliance on third party services (such as testing), and to control inventory levels, among others. In the third quarter Grifols obtained FDA approval to use an intermediate product, Fraction II+III from the Los Angeles plant, in the production of Gamunex® IVIG at the Clayton plant. This approval will allow higher yielding production to be increased, which over the medium term will led to improved margins and greater efficiency in the use of raw materials.

13 third quarter report 2011 Diagnostic division: 5.1% of sales1 Diagnostic increased its sales revenue by 8% to 87.5 million euros, with across-the-board increases in its main business areas. This division has a high degree of internationalization, and enjoys a wide range of possible routes to growth. A major example of this is provided by the agreement reached with Japanese company Kainos, which will distribute Grifols’ transfusional diagnostics equipment in Japan, including reagent and automatic instrumentation to determine blood types and perform donor-patient compatibility studies. In particular, Kainos will market WaDiana® and Erytra® instrumentation for the automatic processing of DG Gel® blood typing cards using gel agglutination technology, together with other associated reagents which will complement the activities of Kainos in the field of transfusion medicine. This agreement will strengthen the Diagnostic division in the Japanese market, where the procedure for blood typing has recently been standardized. Another major development was the purchase by Grifols of 51% of the Australian-Swiss company Lateral-Medion for 9.5 million euros, making Grifols the company’s sole owner. Hospital division: 4.1% of turnover1 The income of the Hospital division rose by 8.4% to September 2011, reaching 70.7 million euros. International growth and the strategy of geographical diversification through agreements have been the principle drivers of growth in an environment characterized by strong budgetary restrictions on public health expenditure. Within the exclusive distribution agreement for Spain with Health Robotics it is worth noting the completion of the process of automating the pharmacy service of Vall d’Hebron University Hospital in Barcelona with the implementation of a Robot I.V. Station®. This project consolidates the leadership position of Grifols’ Hospital division as a provider of automation services of this sort, which reduce the risk of medication errors and help avoid potential cross-contamination between different drug types, and prevent potential hospital infections. Raw Materials & Others: 2.2% of turnover1 Revenues in the Raw Materials & Others division totaled 36.9 million euros. The increase is explained by the allocation to the division of income relating to the agreements with Kedrion and of royalties previously included within Bioscience.

14 third quarter report 2011 Key events at Grifols during third quarter of 2011 Rating agencies confirm credit rating of Grifols corporate debt Moody’s and Standard and Poor’s confirm Grifols’ corporate rating at B1/BB- respectively and assign a rating of Ba3/BB to senior secured debt and B3/B to the group’s unsecured debt. Grifols reorganizes its Audit Committee and its Appointments and Remuneration Committee The Audit Committee members are directors’ Luís Isasi, Steven F. Mayer and W. Brett Ingersoll, with Tomás Dagá as secretary. The Appointments and Remuneration Commission is made up of Edgar D. Jannotta, Víctor Grifols and Anna Veiga, with Raimon Grifols filling the position of secretary. First step towards realizing operating synergies: Grifols obtains FDA approval to use intermediate product in the production of Gamunex® In the third quarter of 2011 Grifols obtained FDA approval to use an intermediate product, Fraction II+III from the Los Angeles plant, in the purification of IVIG at the Clayton plant, Gamunex®. This approval is a significant step in achieving the operating synergies the group seeks, relating to cost reduction by increasing the yield per liter of plasma over the medium term. Ongoing commitment to Human Resources In September 2011 Grifols’ average workforce consisted of 11,225 members of staff, an increase of 88% compared to the end of 2010 as a result of the acquisition of Talecris. 74% of employees are located in North America, while 24% are based in Europe. Grifols holds its annual meeting with investors and analysts in Barcelona Following the end of the third quarter, Grifols held its annual meeting with analysts and investors. Over 80 experts and professionals interested in finding out about the company’s progress attended the event, hosted by the President, Víctor Grifols and the company’s senior management.

15 third quarter report 2011 Grifols receives Institut d’Estudis Financers (IEF) prize for Financial Excellence 2011 in Corporate Communication Grifols has been awarded the 2011 price for Financial Excellence in Corporate Communication by the Institut d’Estudis Financers (IEF). The members of the press jury, consisting of journalists specializing in financial information, recognize Grifols’ communication policy, which is based on transparency, quality, and a commitment to both the market and a general audience The Autonomous University of Barcelona and the Germans Tries i Pujol Institute license a gene therapy patent to Grifols The therapy involves inserting a copy of a functional gene into the cells of patients who lack the gene or have a defective copy. This raises a wide range of therapeutic possibilities. The license will allow Grifols to develop a new specific, versatile, safe gene therapy method. Grifols joins the Alliance for Research and Innovation in Health (ALINNSA) led by the Spanish Ministry for Science and Innovation, through the Carlos III Institute of Health. This alliance to promote R&D+i in the health sector brings together the leading representatives of the Spanish biomedical sector, including institutions, public research centers, companies and business organizations. It will help to define a national strategy for biomedical research and innovation, and will promote international visibility. 1. Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies. 2. Excluding costs associated to the acquisition of Talecris and non-recurring costs 3. The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June-September 2011).

16 third quarter report 2011 PROFIT AND LOS ACOUNT3 IN THOUSANDS OF EUROS 9M2011 9M2010% Var. TOTAL REVENUE 1,205,540 738,823 63.2 COS T OF SALES 655,062 389,113 68.3 GROSS PROFI T 550,478 349,710 57.4 % on sales 45.7 47.3 R&D 58,387 24,754 135.9 SGA 308,665 155,869 98.0 OPERA TING EXPENSES 367,052 180,623 103.2 OPERA TING PROFI T 183,426 169,087 8.5 % on sales 15.2 22.9 FINANCIAL RESUL T 121,011 39,714 204.7 SHARE OF ASSOCIA TES ‘ RESUL TS 942 787 19.7 PROFI T BEFORE TAX 61,473 128,586 -52.2 % on sales 5.1 17.4 INCOME TAX EXPENSE 17,795 32,800 -45.7 NE T PROFI T BEFORE MINORI TY IN TERES T 43,678 95,786 -54.4 Non-controlling Interest (115) (1,235) -90.7 GROUP NE T PROFI T 43,793 97,021 -54.9 % on sales 3.6 13.1 EBITDA 243,191 202,338 20.2 % on sales 20.2 27.4 adjusted EBITDA 315,900 212,051 49.0 % on sales 26.2 28.7 1. Unaudited pro-forma financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies. 2. Excluding costs associated to the acquisition of Talecris and non-recurring costs 3. The first month of consolidation of Talecris after the purchase took effect was June 2011. The results included for Talecris therefore correspond to a 4-month period (June-September 2011).

17 third quarter report 2011 BALANCE sheet3 THOUSANDS OF EUROS 30 sep. 2011 30 jun. 2011 ASSE TS Non-current assets 3,806,826 3,234,553 Fixed assets 868,331 639,735 Goodwill and other intangible 2,767,823 2,410,170 Ot her non-current assets 170,672 184,648 Current assets 1,679,898 2,109,666 Inventories 997,024 997,826 Trade and other receivables 482,080 495,450 Ot her current financial assets 24,543 19,254 Ot her current assets 13,636 13,344 Cash and cash equivalents 162,615 583,792 Total assets 5,486,724 5,344,219 Lialibitities Equity 1,598,610 1,513,594 Capital 114,914 114,914 Share Premium 890,355 890,355 Reserves 571,640 569,682 Treasury stock (1,927) (1,927) Earnigs for the period 43,793 19,269 Non-controlling Interest 2,372 12,941 Ot her Comprenhensive Income (22,537) (91,640) Non-current liabilities 3,332,631 2.867,695 Non current financial Liabilities 2,838,299 2.715,344 Ot her non-current liabilities 494,332 152,351 Current liabilities 555,483 962,930 Current financial liabilities 121,650 524,710 Ot her current liabilities 433,833 438,220 Total liabilities 5,486,724 5,344,219

18 third quarter report 2011 cash flow3 IN THOUSANDS OF EUROS 30 sep. 2011 30 sep. 2010 NE T PROFI T 43,793 97,021 Depreciation and amortitzation 59,765 33,251 Net provisions 17,781 825 Ot her Adjustments 15,815 (20,059) Changes in inventories 8,059 (14,496) Changes in trade receivables (30,833) (19,168) Changes in trade payables (53,422) (5,527) Change in operating working capital (76,196) (39,191) Net cashflow from operating activities 60,958 71,847 Business Combinations and Investments in group companies (1,624,869) (3,728) Capex (Property.Plant & Equip) (98,911) (67,915) R&D/Ot her Intangible Assets (6,348) (7,131) Ot her cash Inflow /(Outflow) 75,572 (1,102) Net cashflow from investing activities (1,654,556) (79,876) FREE CASH FLOW (1,593,598) (8,029) Capital Increases (2,473) - Issue (Purchase) of Treasury St ock — (1,250) Issue (Repayment) of Debt 1,511,360 27,619 Dividends 0 (27,282) Ot her 347 323 Net cashflow from financing activities 1,509,234 (590) Total cash flow (84,364) (8,619) Cash and cash equivalents at the start of the year 239,649 249,372 Effect of exchange rate changes in cash and cash equivalents 7,330 13,742 Cash and cash equivalents at the end of the period 162,615 254,495

19 third quarter report 2011 Grifols’ daily ordinary share price vs IBEX 35 (Base 100, from january 1 to september 30 2011) 2011 Feb Mar A br May Jun Jul A go Sep grifols 137.65 ibex 86.69 150 140 130 120 110 100 90 80

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: November 14, 2011